Exhibit 99.1

Swvl Announces First Half 2022 Results

Second Quarter 2022 represents another record-breaking quarter based on revenue, growing total bookings 3.7x YoY and crossing the 100 mn total bookings milestone

Total ticket fares of $56.0 mn in six months ended June 30, 2022, up 3.2x from six months ended June 30, 2021

Well capitalized with $19 mn cash on balance sheet as of June 30, 2022; $29 mn subsequently raised in early Q3 from a private placement and equity facility; access to > $460 mn remaining equity facility

Swvl’s Q2 performance is in line with its expectation to turn cash flow positive in 2023

NEW YORK, August 17, 2022 /PRNewswire/ – Swvl Holdings Corp (“Swvl” or the “Company”) (NASDAQ: SWVL), a global provider of transformative tech-enabled mass transit solutions, today announced results for the First Half of 2022 and select results for the Second Quarter of 2022. Swvl’s condensed unaudited interim financial statements for the six-month periods ended June 30, 2022 and 2021, and supplementary information are available on Swvl’s website at https://investors.swvl.com/financial-information/quarterly-results.

Financial Highlights for Half Year 2022 (H1’22)

•	Revenues of $40.7 mn for H1’22, growth of 3.2x over H1’21

Key Business Measures for Half Year 2022 (H1’22)

•	Total Ticket Fares of $56.0 mn for H1’22, growth of 3.2x over H1’21
•	Total Bookings of 40.1 mn for H1’22, growth of 3.7x over H1’21

Financial Highlights for Second Quarter 2022 (Q2’22)

•	Revenues of $23.3 mn for Q2’22, growth of 3.4x over Q2’21 and 1.3x over Q1’22

Key Business Measures for Second Quarter 2022 (Q2’22)

•	Total Ticket Fares of $29.0 mn for Q2’22, growth of 3.0x over Q2’21 and 1.1x over Q1’22
•	Total Bookings of 22.6 mn for Q2’22, growth of 3.5x over Q2’21 and 1.3x over Q1’22
•	Cumulative total bookings to date exceed 112.5 mn

Mostafa Kandil, Swvl Founder and CEO, said, “As we cross the key mark of 100 million total bookings, we will continue to use the power of our cloud platform to become more cost efficient while servicing an array of user personas, providing the cities of the future with an integrated mobility operating system that helps solve for safety, reliability, efficiency, and accessibility. The commercial goals of the company are centered around maintaining a sustainable revenue growth powered by technology backed innovation feeding into profitability.”

Youssef Salem, Swvl CFO, said, “The first half of 2022 marked several important milestones for us including growing 3.7x and 3.2x on total bookings and revenue, respectively, as compared to the first half of 2021. We also completed multiple strategic steps including organic SaaS launches in Kuwait and Brazil and acquisitions of Urbvan, Volt Lines and door2door as we continue to expand our highest profitability segments in alignment with Swvl’s portfolio optimization program which we believe will lead to us turning cash flow positive in 2023.”

Supplemental Information

In addition to the information included in this release and Swvl’s condensed unaudited interim financial statements for the six months ended June 30, 2022 and 2021, presentation slides have been made available on Swvl’s website.

Key Business Measures

“Total Ticket Fares” is an operating measure representing the total dollars processed on Swvl’s platform for seats booked.

“Total Bookings” is an operating measure representing the total number of seats booked by riders and corporate customers (completed or cancelled) on our platform, over the period of measurement.

About Swvl

Swvl is a global provider of transformative tech-enabled mass transit solutions, offering intercity, intracity, B2B and B2G transportation across > 20 countries. The Company’s platform provides complimentary semi-private alternatives to public transportation for individuals who cannot access or afford private options. Every day, Swvl’s parallel mass transit systems are empowering individuals to go where they want, when they want – making mobility safer, more efficient, accessible, and environmentally friendly. Customers can book their rides on an easy-to-use proprietary app with varied payment options and 24 / 7 access to high-quality private buses and vans.

Swvl was co-founded by Mostafa Kandil, who began his career at Rocket Internet, where he launched the car sales platform Carmudi in the Philippines, which became the largest car classifieds company in the country in just six months. He then served as Rocket Internet’s Head of Operations. In 2016, Kandil joined Careem, a ride-sharing company and the first unicorn in the Middle East. He supported the platform’s expansion into multiple new markets.

For additional information about Swvl, please visit www.swvl.com.

Forward-Looking Statements

Certain statements made herein are not historical facts but are forward-looking statements. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events and other statements that are not historical facts.

These statements are based on the current expectations of Swvl’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Swvl. These statements are subject to a number of risks and uncertainties regarding Swvl’s business, and actual results may differ materially. These risks and uncertainties include, but are not limited to: general economic, political and business conditions, including but not limited to the economic and operational disruptions and other effects of the COVID-19 pandemic; the ability of Swvl to execute its growth strategy, manage growth profitably and retain its key employees; competition with other companies in the mobility industry; Swvl’s limited operating history and lack of experience as a public company; recent implementation of certain policies and procedures to ensure compliance with applicable laws and regulations, including with respect to anti-bribery, anti-corruption, and cyber protection; the risk that Swvl is not able to execute its portfolio optimization plan; the risk that Swvl is unable to attract and retain consumers and qualified drivers and other high quality personnel; the risk that Swvl is unable to protect and enforce its intellectual property rights; the risk that Swvl is unable to determine rider demand to develop new offerings on its platform; the difficulty of obtaining required registrations, licenses, permits or approvals in jurisdictions in which Swvl currently operates or may in the future operate; the fact that Swvl currently operates in and intends to expand into jurisdictions that are, or have been, characterized by political instability, may have inadequate or limited regulatory and legal frameworks and may have limited, if any, treaties or other arrangements in place to protect foreign investment or involvement; the risk that Swvl’s drivers could be classified as employees, workers or quasi-employees in the jurisdictions they operate; the fact that Swvl has operations in countries known to experience high levels of corruption and is subject to territorial anti-corruption laws in these jurisdictions; the ability of Swvl to maintain the listing of its securities on Nasdaq; Swvl’s acquisitions may not be beneficial to Swvl as a result of the cost of integrating geographically disparate operations and the diversion of management’s attention from its existing business, among other things; and other risks that will be detailed from time to time in filings with the U.S. Securities and Exchange Commission. The foregoing list of risk factors is not exhaustive. There may be additional risks that Swvl presently does not know or that Swvl currently believes are immaterial that could also cause actual results to differ from those contained in forward-looking statements. In addition, forward-looking statements provide Swvl’s expectations, plans or forecasts of future events and views as of the date of this communication. Swvl anticipates that subsequent events and developments will cause Swvl’s assessments and projections to change. However, while Swvl may elect to update these forward-looking statements in the future, Swvl specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Swvl’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Investor Contact

Youssef Salem

Swvl CFO

Investor.relations@swvl.com